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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              TENNECO THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

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

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tenneco Thrift Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Thrift Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, included as Schedule I, reportable transactions -- series of transactions for the year ended December 31, 1998, included as Schedule II, and reportable transactions -- single transactions for the year ended December 31, 1998, included as Schedule III, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 15, 1999

                              TENNECO THRIFT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997

                                                                  1998           1997
                                                              ------------   ------------
ASSETS:
  Investments, at market value --
     Corporate securities --
       Tenneco Inc. common stock............................  $119,871,236   $114,659,139
       El Paso Energy (formerly, El Paso Natural Gas
          Company) common stock.............................    11,122,649     12,370,862
       Newport News Shipbuilding Inc. common stock..........    10,652,879      9,793,554
                                                              ------------   ------------
                                                               141,646,764    136,823,555
     Collective trust funds --
       BZW Barclays Equity Index Fund.......................    56,027,686     44,326,926
       BZW Barclays U.S. Debt Market Index Fund.............     9,125,071      6,277,275
       Other................................................     3,449,424             --
                                                              ------------   ------------
                                                                68,602,181     50,604,201
     Registered investment companies --
       Fidelity Growth Company Fund.........................    60,885,776     51,842,749
       INVESCO Value Trust Total Return Fund................    15,661,215     12,086,577
       Putnam New Opportunities Fund........................    30,317,365     23,249,618
       Templeton Foreign Fund...............................     6,554,164      8,060,909
       Other................................................     9,191,903             --
                                                              ------------   ------------
                                                               122,610,423     95,239,853
     U.S. Treasury notes....................................            --      6,010,320
     BASIC Agreement on U.S. Treasury notes.................            --         (8,557)
     Pooled separate accounts...............................     3,703,077             --
     Guaranteed investment contracts........................       687,003        221,242
     Bankers Trust Pyramid Directed Account Cash Fund.......     4,473,267             --
     Nations Cash Reserves..................................    93,101,850     96,295,832
     Participant loans receivable...........................     9,715,389      9,098,108
                                                              ------------   ------------
          Total investments.................................   444,539,954    394,284,554
  Receivables --
     Employees' contributions...............................       995,173        687,351
     Employers' contributions...............................       888,716        599,077
     Accrued interest and dividends.........................       505,993        701,953
     Due from broker........................................       318,272             --
                                                              ------------   ------------
          Total receivables.................................     2,708,154      1,988,381
  Cash......................................................            21             59
                                                              ------------   ------------
          Total assets......................................   447,248,129    396,272,994
LIABILITIES:
  Due to broker.............................................       813,217             --
                                                              ------------   ------------
          Total liabilities.................................       813,217             --
                                                              ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $446,434,912   $396,272,994
                                                              ============   ============

  The accompanying notes to financial statements are an integral part of these financial statements.

                              TENNECO THRIFT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year...    $396,272,994
                                                                ------------
ADD:
  Dividends --
     Tenneco Inc. common stock..............................       3,850,286
     Other corporate securities.............................         318,119
     Registered investment companies........................       6,601,033
  Interest..................................................       5,100,365
                                                                ------------
                                                                  15,869,803
  Net appreciation in fair value of investments.............      13,235,400
                                                                ------------
          Net investment income.............................      29,105,203
  Contributions --
     Employees..............................................      22,274,711
     Employers..............................................      19,705,345
     Rollovers..............................................       1,999,286
                                                                ------------
          Total contributions...............................      43,979,342
  Repayment of loan interest................................         643,620
  Transfers from other plans (Note 8).......................      20,255,484
                                                                ------------
          Total additions...................................      93,983,649
                                                                ------------
DEDUCT:
  Withdrawals...............................................      43,345,159
  Administrative expenses...................................         476,572
                                                                ------------
          Total deductions..................................      43,821,731
                                                                ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year.........    $446,434,912
                                                                ============

  The accompanying notes to financial statements are an integral part of this financial statement.

                              TENNECO THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

1. DESCRIPTION OF THE THRIFT PLAN:

The following description of the Tenneco Thrift Plan (the Thrift Plan) provides only general information. Participants should refer to the Thrift Plan document for a more complete description of the Thrift Plan's provisions.

GENERAL

The Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Thrift Plan covers eligible employees of Tenneco Inc. and its subsidiaries (collectively, the Employers) that have adopted the Thrift Plan.

CONTRIBUTIONS

Eligible employees electing to participate in the Thrift Plan may make salary deferral contributions by payroll deduction of not less than 4 percent nor greater than 8 percent of their base salary, with such contributions limited to $10,000 for 1998. The Employers contribute on behalf of the participant an amount up to the participant's contribution according to the following percentages of the participant's base salary, based on the number of years of participation in the Thrift Plan: 4 percent -- through three years; 5 percent -- over three through five years; 6 percent -- over five through seven years; and 8 percent -- over seven years. The participant immediately vests in Employers' contributions.

Employers' contributions are made in the form of Tenneco Inc. common stock. The Employers' matching contributions and the related earnings made after January 1, 1993, must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

VESTING

All participants are 100 percent vested in their entire account balance in the Thrift Plan.

WITHDRAWALS AND PARTICIPANT LOANS

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may request an in-service withdrawal. If a participant has not attained age 59 1/2, he may elect to withdraw all or part of his account balance, reduced by the portion of his account balance attributable to salary deferral contributions. A participant who has not attained age 55 may request an in-service withdrawal of his employee contributions made prior to April 1, 1984, and any Employers' matching contributions credited to his account prior to January 1, 1993. Plan equity as of December 31, 1998 and 1997, includes amounts pending distribution to participants of $1,043,600 and $415,429, respectively.

Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to the Wall Street Journal Prime Rate. Loan principal and interest repayments are made through payroll deductions.

ADMINISTRATION

The Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank of Texas, N.A., was the trustee of the Thrift Plan Trust (the Trust) prior to February 1, 1998. During 1997, the

Defined Contribution Division of NationsBank of Texas, N.A., was purchased by Bankers Trust Company. Effective February 1, 1998, the Thrift Plan transferred all assets to Bankers Trust Company as new trustee.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Thrift Plan are presented on the accrual basis of accounting. The investments of the Thrift Plan are generally reported at quoted market value. Collective trust funds and pooled separate accounts are valued by reference to published market data, if available, of the underlying assets. The BASIC Agreement on U.S. Treasury notes market value was based upon the difference between the quoted market value of the U.S. Treasury notes and the amortized cost of the related securities. Guaranteed investment contracts are carried at contract value which approximates fair value. Participant loans receivable are reported at cost which approximates fair value.

EARNINGS

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of shares held in an individual participant's account and the fair value per share at the close of business each day.

EXPENSES

Substantially all administrative expenses are paid by the Thrift Plan. These expenses include record-keeping, audit and trustee fees.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3. INVESTMENT OPTIONS:

Participants may invest salary deferral contributions credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock -- Invests in Tenneco Inc. common stock and short-term investments for liquidity purposes.

     BZW Barclays Equity Index Fund -- Fund seeks to earn high returns by investing in a broad array of established U.S. companies.

     BZW Barclays U.S. Debt Market Index Fund -- Fund seeks to earn moderate returns with a moderate level of risk by investing in a diversified portfolio of high-quality U.S. Government, corporate, mortgage-backed and asset-backed bonds.

     Fidelity Growth Company Fund -- Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies believed to have above-average growth.

     INVESCO Value Trust Total Return Fund -- Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     Putnam New Opportunities Fund -- Fund seeks to achieve long-term capital appreciation primarily through common stock investments in companies in economic sectors with above-average prospects for growth.

     Templeton Foreign Fund -- Fund invests in stocks and debt obligations of companies and governments outside the U.S.

     Money Market Fund -- Invests in Nations Cash Reserves, which seeks to preserve principal value and maintain a high degree of liquidity while providing current income. The fund also invested in U.S. Treasury securities (see Note 4) and held the guaranteed investment contract, which was frozen to new participation.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution to Tenneco Inc. shareholders, and El Paso Energy (formerly, El Paso Natural Gas Company) common stock, received through a 1996 merger transaction through an affiliate of Tenneco Inc., are held in separate funds; however, participants cannot direct contributions or fund transfers to these funds. Interest and dividends earned by these funds are transferred to the Money Market Fund.

See Exhibits 1 and 2 for individual fund information.

4. BASIC AGREEMENT:

Effective November 24, 1993, the Thrift Plan entered into the Benefit Accessible Securities Investment Contract (BASIC) Master Agreement (BASIC Agreement) with Bankers Trust Company (Delaware) in order to increase the rate of return of the Money Market Fund. Under the BASIC Agreement, monies were invested in U.S. Treasury securities (the Securities) with original maturities ranging from approximately 11 months to 37 months. The BASIC Agreement provided that, in the event of liquidation required to pay withdrawals, the Securities would be sold to Bankers Trust Company at face value adjusted for any unamortized premium/discount and BASIC Agreement fee. As a result, the Thrift Plan was generally protected from declines in the market value of the Securities and relinquished the benefits of appreciation in their market value.

As consideration for the BASIC Agreement, the Thrift Plan was required to pay an initial fee to Bankers Trust Company; such fee was amortized over the term of the Securities. During 1998, the last U.S. Treasury security matured, and no new Securities will be purchased under the BASIC agreement.

5. RISKS AND UNCERTAINTIES:

The Thrift Plan provides for investment in corporate securities, collective trust funds, registered investment companies, pooled separate accounts, guaranteed investment contracts and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant accounts.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1998 and 1997.

                                                                  1998           1997
                                                              ------------   ------------
Net assets available for plan benefits per the financial
  statements................................................  $446,434,912   $396,272,994
  Less -- Amounts allocated to withdrawing participants.....    (1,043,600)      (415,429)
                                                              ------------   ------------
Net assets available for plan benefits per the Form 5500....  $445,391,312   $395,973,330
                                                              ============   ============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1998:

Withdrawals per the financial statements....................   $43,345,159
  Add -- Amounts allocated to withdrawing participants at
     December 31, 1998......................................     1,043,600
  Less -- Amounts allocated to withdrawing participants at
     December 31, 1997......................................      (415,429)
                                                               -----------
Withdrawals per the Form 5500...............................   $43,973,330
                                                               ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7. FEDERAL INCOME TAXES:

The Thrift Plan obtained its latest determination letter on August 19, 1996, in which the Internal Revenue Service stated that the Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Thrift Plan has been amended since receiving the determination letter. However, the Thrift Plan administrator believes that the Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Thrift Plan administrator believes that the Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A participant is not subject to federal income tax on matching Employer contributions, salary deferral contributions or earnings on such participant's account balance until distributed.

8. TRANSFERS FROM OTHER PLANS:

Effective April 22, 1998, the salaried employees of Tenneco Packaging at the Pomona, California; Visalia, California; Kent, Washington; and Portland, Oregon, facilities, who were participants in the Richter Manufacturing Corporation Profit Sharing and 401(k) Plan (the Richter Plan), became eligible to participate in the Thrift Plan.

For the period from April 22, 1998, through December 31, 1998, certain special provisions, as defined in the Richter Plan special appendix, applied to the Richter Plan participants. Effective January 1, 1999, the special provisions no longer apply and the provisions of the Thrift Plan apply to Richter Plan participants.

On December 31, 1998, the Richter Plan's salaried accounts were merged into the Thrift Plan. In conjunction with the merger, the Thrift Plan received approximately $4,500,000 from the Richter Plan trustee. Subsequent to December 31, 1998, the Richter Plan's assets were liquidated and reinvested into similar investment options available under the Thrift Plan. These assets are recorded in Exhibits 1 and 2 as Merger Assets.

On December 31, 1998, the salaried employees of Tenneco Packaging at the Hayward, California; Pomona, California; Orlando, Florida; Alsip, Illinois; Plymouth, Indiana; Wurtland, Kentucky; Glen Falls, New York; Granite Falls, North Carolina; Corsicana, Texas; and Wenatchee, Washington, facilities under the Astro-Valcour, Inc. 401(k) Savings and Retirement Accumulation Plan (the AVI
Plan) became eligible to participate in the Thrift Plan and their account balances were merged into the Thrift Plan. In conjunction with the merger, the Thrift Plan received approximately $15,700,000 from the AVI Plan trustee. Subsequent to December 31, 1998, the AVI Plan's assets were liquidated and reinvested into similar investment options available under the Thrift Plan. These assets are recorded in Exhibits 1 and 2 as Merger Assets.

9. TERMINATION OF THE THRIFT PLAN:

Although the participating Employers intend to continue the Thrift Plan indefinitely, they reserve the right to terminate the Thrift Plan or withdraw from participation in the Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Thrift Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

10. SUBSEQUENT EVENTS:

On April 29, 1999, Tenneco Inc. announced that its board of directors had approved a separation of its automotive and specialty packaging business into two independent companies. The separation will be completed by the distribution of the common stock of Tenneco Packaging to the holders of Tenneco Inc. common stock (the Spin-off). Upon completion of the Spin-off, current owners of Tenneco Inc. common stock will own common equity securities of Tenneco Packaging and Tenneco Inc. which in turn will then own the assets, liabilities and operations of Tenneco Inc.'s automotive business.

In connection with the Spin-off, Tenneco Packaging will become the sole sponsor of the Thrift Plan from and after the Spin-off date. Tenneco Automotive will establish a defined contribution plan to which the account balances of retained and former employees of Tenneco Automotive in the Thrift Plan will be transferred.

                                                                       EXHIBIT 1

                              TENNECO THRIFT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998

                                                                         PARTICIPANT-DIRECTED INVESTMENTS
                                                             --------------------------------------------------------

                                                                                BZW        BZW BARCLAYS    FIDELITY
                                                             TENNECO INC.     BARCLAYS      U.S. DEBT       GROWTH
                                                                COMMON      EQUITY INDEX   MARKET INDEX     COMPANY
                                                                STOCK           FUND           FUND          FUND
                                                             ------------   ------------   ------------   -----------
ASSETS:
 Investments, at market value --
  Corporate securities --
    Tenneco Inc. common stock..............................  $59,636,440    $        --     $       --    $        --
    El Paso Energy common stock............................           --             --             --             --
    Newport News Shipbuilding Inc. common stock............           --             --             --             --
                                                             -----------    -----------     ----------    -----------
                                                              59,636,440             --             --             --
  Collective trust funds --
    BZW Barclays Equity Index Fund.........................           --     56,027,686             --             --
    BZW Barclays U.S. Debt Market Index Fund...............           --             --      9,125,071             --
    Other..................................................           --             --             --             --
                                                             -----------    -----------     ----------    -----------
                                                                      --     56,027,686      9,125,071             --
  Registered investment companies --
    Fidelity Growth Company Fund...........................           --             --             --     58,323,474
    INVESCO Value Trust Total Return Fund..................           --             --             --             --
    Putnam New Opportunities Fund..........................           --             --             --             --
    Templeton Foreign Fund.................................           --             --             --             --
    Other..................................................           --             --             --             --
                                                             -----------    -----------     ----------    -----------
                                                                      --             --             --     58,323,474
  Pooled separate accounts.................................           --             --             --             --
  Guaranteed investment contracts..........................           --             --             --             --
  Bankers Trust Pyramid Directed Account Cash Fund.........    1,680,618             --             --             --
  Nations Cash Reserves....................................           --             --             --             --
  Participant loans receivable.............................           --             --             --             --
                                                             -----------    -----------     ----------    -----------
     Total investments.....................................   61,317,058     56,027,686      9,125,071     58,323,474
                                                             -----------    -----------     ----------    -----------
 Receivables --
  Employees' contributions.................................      140,422        162,714         31,952        214,898
  Employers' contributions.................................           --             --             --             --
  Accrued interest and dividends...........................        9,083          1,698            269          2,252
  Due from broker..........................................           --             --             --             --
                                                             -----------    -----------     ----------    -----------
     Total receivables.....................................      149,505        164,412         32,221        217,150
 Cash......................................................           --              3             --             --
                                                             -----------    -----------     ----------    -----------
     Total assets..........................................   61,466,563     56,192,101      9,157,292     58,540,624
LIABILITIES:
 Due to broker.............................................           --        168,640        127,632        300,553
                                                             -----------    -----------     ----------    -----------
     Total liabilities.....................................           --        168,640        127,632        300,553
OPTION TRANSFERS RECEIVABLE (PAYABLE)......................      117,780          4,213         95,389         60,650
                                                             -----------    -----------     ----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....................  $61,584,343    $56,027,674     $9,125,049    $58,300,721
                                                             ===========    ===========     ==========    ===========

                                                                               PARTICIPANT-DIRECTED INVESTMENTS
                                                             ---------------------------------------------------------------------

                                                               INVESCO         PUTNAM
                                                             VALUE TRUST         NEW        TEMPLETON       MONEY
                                                             TOTAL RETURN   OPPORTUNITIES    FOREIGN       MARKET      PARTICIPANT
                                                                 FUND           FUND           FUND         FUND          LOANS
                                                             ------------   -------------   ----------   -----------   -----------
ASSETS:
 Investments, at market value --
  Corporate securities --
    Tenneco Inc. common stock..............................  $        --     $        --    $      --    $        --   $       --
    El Paso Energy common stock............................           --              --           --             --           --
    Newport News Shipbuilding Inc. common stock............           --              --           --             --           --
                                                             -----------     -----------    ----------   -----------   ----------
                                                                      --              --           --             --           --
  Collective trust funds --
    BZW Barclays Equity Index Fund.........................           --              --           --             --           --
    BZW Barclays U.S. Debt Market Index Fund...............           --              --           --             --           --
    Other..................................................           --              --           --             --           --
                                                             -----------     -----------    ----------   -----------   ----------
                                                                      --              --           --             --           --
  Registered investment companies --
    Fidelity Growth Company Fund...........................           --              --           --             --           --
    INVESCO Value Trust Total Return Fund..................   15,661,215              --           --             --           --
    Putnam New Opportunities Fund..........................           --      30,317,365           --             --           --
    Templeton Foreign Fund.................................           --              --    6,554,164             --           --
    Other..................................................           --              --           --             --           --
                                                             -----------     -----------    ----------   -----------   ----------
                                                              15,661,215      30,317,365    6,554,164             --           --
  Pooled separate accounts.................................           --              --           --             --           --
  Guaranteed investment contracts..........................           --              --           --             --           --
  Bankers Trust Pyramid Directed Account Cash Fund.........           --              --           --        178,960           --
  Nations Cash Reserves....................................           --              --           --     93,101,850           --
  Participant loans receivable.............................           --              --           --             --    9,053,614
                                                             -----------     -----------    ----------   -----------   ----------
     Total investments.....................................   15,661,215      30,317,365    6,554,164     93,280,810    9,053,614
                                                             -----------     -----------    ----------   -----------   ----------
 Receivables --
  Employees' contributions.................................       67,677         176,733       47,888        152,889           --
  Employers' contributions.................................           --              --           --             --           --
  Accrued interest and dividends...........................       10,530           1,505          376        393,800           --
  Due from broker..........................................           --              --           --        318,272           --
                                                             -----------     -----------    ----------   -----------   ----------
     Total receivables.....................................       78,207         178,238       48,264        864,961           --
 Cash......................................................           --              18           --             --           --
                                                             -----------     -----------    ----------   -----------   ----------
     Total assets..........................................   15,739,422      30,495,621    6,602,428     94,145,771    9,053,614
LIABILITIES:
 Due to broker.............................................      124,944          81,356       10,092             --           --
                                                             -----------     -----------    ----------   -----------   ----------
     Total liabilities.....................................      124,944          81,356       10,092             --           --
OPTION TRANSFERS RECEIVABLE (PAYABLE)......................       45,795         (96,880)     (38,172)       (83,880)    (147,289)
                                                             -----------     -----------    ----------   -----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....................  $15,660,273     $30,317,385    $6,554,164   $94,061,891   $8,906,325
                                                             ===========     ===========    ==========   ===========   ==========

                                                                             NONPARTICIPANT-DIRECTED INVESTMENTS
                                                             --------------------------------------------------------------------
                                                                                          NEWPORT NEWS
                                                                              EL PASO     SHIPBUILDING
                                                             TENNECO INC.     ENERGY          INC.
                                                                COMMON        COMMON         COMMON       CLEARING      MERGER
                                                                STOCK          STOCK         STOCK        ACCOUNT       ASSETS
                                                             ------------   -----------   ------------   ----------   -----------
ASSETS:
 Investments, at market value --
  Corporate securities --
    Tenneco Inc. common stock..............................  $60,217,935    $        --   $        --    $   16,861   $        --
    El Paso Energy common stock............................           --     11,065,486            --        57,163            --
    Newport News Shipbuilding Inc. common stock............           --             --    10,652,879            --            --
                                                             -----------    -----------   -----------    ----------   -----------
                                                              60,217,935     11,065,486    10,652,879        74,024            --
  Collective trust funds --
    BZW Barclays Equity Index Fund.........................           --             --            --            --            --
    BZW Barclays U.S. Debt Market Index Fund...............           --             --            --            --            --
    Other..................................................           --             --            --            --     3,449,424
                                                             -----------    -----------   -----------    ----------   -----------
                                                                      --             --            --            --     3,449,424
  Registered investment companies --
    Fidelity Growth Company Fund...........................           --             --            --            --     2,562,302
    INVESCO Value Trust Total Return Fund..................           --             --            --            --            --
    Putnam New Opportunities Fund..........................           --             --            --            --            --
    Templeton Foreign Fund.................................           --             --            --            --            --
    Other..................................................           --             --            --            --     9,191,903
                                                             -----------    -----------   -----------    ----------   -----------
                                                                      --             --            --            --    11,754,205
  Pooled separate accounts.................................           --             --            --            --     3,703,077
  Guaranteed investment contracts..........................           --             --            --            --       687,003
  Bankers Trust Pyramid Directed Account Cash Fund.........    1,016,598        222,838       211,539     1,162,714            --
  Nations Cash Reserves....................................           --             --            --            --            --
  Participant loans receivable.............................           --             --            --            --       661,775
                                                             -----------    -----------   -----------    ----------   -----------
     Total investments.....................................   61,234,533     11,288,324    10,864,418     1,236,738    20,255,484
                                                             -----------    -----------   -----------    ----------   -----------
 Receivables --
  Employees' contributions.................................           --             --            --            --            --
  Employers' contributions.................................      888,716             --            --            --            --
  Accrued interest and dividends...........................       17,977         63,230         1,432         3,841            --
  Due from broker..........................................           --             --            --            --            --
                                                             -----------    -----------   -----------    ----------   -----------
     Total receivables.....................................      906,693         63,230         1,432         3,841            --
 Cash......................................................           --             --            --            --            --
                                                             -----------    -----------   -----------    ----------   -----------
     Total assets..........................................   62,141,226     11,351,554    10,865,850     1,240,579    20,255,484
LIABILITIES:
 Due to broker.............................................           --             --            --            --            --
                                                             -----------    -----------   -----------    ----------   -----------
     Total liabilities.....................................           --             --            --            --            --
OPTION TRANSFERS RECEIVABLE (PAYABLE)......................       43,605        (64,809)       (2,618)       66,216            --
                                                             -----------    -----------   -----------    ----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....................  $62,184,831    $11,286,745   $10,863,232    $1,306,795   $20,255,484
                                                             ===========    ===========   ===========    ==========   ===========


                                                                TOTAL
                                                             ------------
ASSETS:
 Investments, at market value --
  Corporate securities --
    Tenneco Inc. common stock..............................  $119,871,236
    El Paso Energy common stock............................    11,122,649
    Newport News Shipbuilding Inc. common stock............    10,652,879
                                                             ------------
                                                              141,646,764
  Collective trust funds --
    BZW Barclays Equity Index Fund.........................    56,027,686
    BZW Barclays U.S. Debt Market Index Fund...............     9,125,071
    Other..................................................     3,449,424
                                                             ------------
                                                               68,602,181
  Registered investment companies --
    Fidelity Growth Company Fund...........................    60,885,776
    INVESCO Value Trust Total Return Fund..................    15,661,215
    Putnam New Opportunities Fund..........................    30,317,365
    Templeton Foreign Fund.................................     6,554,164
    Other..................................................     9,191,903
                                                             ------------
                                                              122,610,423
  Pooled separate accounts.................................     3,703,077
  Guaranteed investment contracts..........................       687,003
  Bankers Trust Pyramid Directed Account Cash Fund.........     4,473,267
  Nations Cash Reserves....................................    93,101,850
  Participant loans receivable.............................     9,715,389
                                                             ------------
     Total investments.....................................   444,539,954
                                                             ------------
 Receivables --
  Employees' contributions.................................       995,173
  Employers' contributions.................................       888,716
  Accrued interest and dividends...........................       505,993
  Due from broker..........................................       318,272
                                                             ------------
     Total receivables.....................................     2,708,154
 Cash......................................................            21
                                                             ------------
     Total assets..........................................   447,248,129
LIABILITIES:
 Due to broker.............................................       813,217
                                                             ------------
     Total liabilities.....................................       813,217
OPTION TRANSFERS RECEIVABLE (PAYABLE)......................            --
                                                             ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....................  $446,434,912
                                                             ============

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 1
                                                                       CONTINUED

                              TENNECO THRIFT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997

                                                                      PARTICIPANT-DIRECTED INVESTMENTS
                                                   -----------------------------------------------------------------------

                                                                      BZW        BZW BARCLAYS    FIDELITY       INVESCO
                                                   TENNECO INC.     BARCLAYS      U.S. DEBT       GROWTH      VALUE TRUST
                                                      COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN
                                                      STOCK           FUND           FUND          FUND           FUND
                                                   ------------   ------------   ------------   -----------   ------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock....................  $61,357,748    $        --     $       --    $        --   $        --
    El Paso Natural Gas Company common stock.....           --             --             --             --            --
    Newport News Shipbuilding Inc. common
      stock......................................           --             --             --             --            --
                                                   -----------    -----------     ----------    -----------   -----------
                                                    61,357,748             --             --             --            --
   Collective trust funds --
    BZW Barclays Equity Index Fund...............           --     44,326,926             --             --            --
    BZW Barclays U.S. Debt Market Index Fund.....           --             --      6,277,275             --            --
                                                   -----------    -----------     ----------    -----------   -----------
                                                            --     44,326,926      6,277,275             --            --
   Registered investment companies --
    Fidelity Growth Company Fund.................           --             --             --     51,842,749            --
    INVESCO Value Trust Total Return Fund........           --             --             --             --    12,086,577
    Putnam New Opportunities Fund................           --             --             --             --            --
    Templeton Foreign Fund.......................           --             --             --             --            --
                                                   -----------    -----------     ----------    -----------   -----------
                                                            --             --             --     51,842,749    12,086,577
   U.S. Treasury note............................           --             --             --             --            --
   BASIC Agreement on U.S. Treasury note.........           --             --             --             --            --
   Nations Cash Reserves.........................    2,091,502             --             --             --            --
   Guaranteed investment contracts...............           --             --             --             --            --
   Participant loans receivable..................           --             --             --             --            --
                                                   -----------    -----------     ----------    -----------   -----------
      Total investments..........................   63,449,250     44,326,926      6,277,275     51,842,749    12,086,577
                                                   -----------    -----------     ----------    -----------   -----------
 Receivables --
   Employees' contributions......................      124,354        101,275         16,709        145,033        30,997
   Employers' contributions......................           --             --             --             --            --
   Accrued interest and dividends................        8,185          1,945            185          2,521         3,607
                                                   -----------    -----------     ----------    -----------   -----------
      Total receivables..........................      132,539        103,220         16,894        147,554        34,604
 Cash............................................           --             37             22             --            --
OPTION TRANSFERS RECEIVABLE (PAYABLE)............      112,735         (2,312)       (23,151)        23,057        15,221
                                                   -----------    -----------     ----------    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS...........  $63,694,524    $44,427,871     $6,271,040    $52,013,360   $12,136,402
                                                   ===========    ===========     ==========    ===========   ===========

                                                              PARTICIPANT-DIRECTED INVESTMENTS
                                                   ------------------------------------------------------

                                                      PUTNAM
                                                        NEW        TEMPLETON       MONEY
                                                   OPPORTUNITIES    FOREIGN       MARKET      PARTICIPANT
                                                       FUND           FUND         FUND          LOANS
                                                   -------------   ----------   -----------   -----------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock....................   $        --    $      --    $        --   $       --
    El Paso Natural Gas Company common stock.....            --           --             --           --
    Newport News Shipbuilding Inc. common
      stock......................................            --           --             --           --
                                                    -----------    ----------   -----------   ----------
                                                             --           --             --           --
   Collective trust funds --
    BZW Barclays Equity Index Fund...............            --           --             --           --
    BZW Barclays U.S. Debt Market Index Fund.....            --           --             --           --
                                                    -----------    ----------   -----------   ----------
                                                             --           --             --           --
   Registered investment companies --
    Fidelity Growth Company Fund.................            --           --             --           --
    INVESCO Value Trust Total Return Fund........            --           --             --           --
    Putnam New Opportunities Fund................    23,249,618           --             --           --
    Templeton Foreign Fund.......................            --    8,060,909             --           --
                                                    -----------    ----------   -----------   ----------
                                                     23,249,618    8,060,909             --           --
   U.S. Treasury note............................            --           --      6,010,320           --
   BASIC Agreement on U.S. Treasury note.........            --           --         (8,557)          --
   Nations Cash Reserves.........................            --           --     91,536,551           --
   Guaranteed investment contracts...............            --           --        221,242           --
   Participant loans receivable..................            --           --             --    9,098,108
                                                    -----------    ----------   -----------   ----------
      Total investments..........................    23,249,618    8,060,909     97,759,556    9,098,108
                                                    -----------    ----------   -----------   ----------
 Receivables --
   Employees' contributions......................        79,530       28,059        161,394           --
   Employers' contributions......................            --           --             --           --
   Accrued interest and dividends................         1,477          623        598,354           --
                                                    -----------    ----------   -----------   ----------
      Total receivables..........................        81,007       28,682        759,748           --
 Cash............................................            --           --             --           --
OPTION TRANSFERS RECEIVABLE (PAYABLE)............       (22,509)     (39,639)        46,555      (87,901)
                                                    -----------    ----------   -----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS...........   $23,308,116    $8,049,952   $98,565,859   $9,010,207
                                                    ===========    ==========   ===========   ==========

                                                            NONPARTICIPANT-DIRECTED INVESTMENTS
                                                   -----------------------------------------------------
                                                                    EL PASO      NEWPORT NEWS
                                                                  NATURAL GAS    SHIPBUILDING
                                                   TENNECO INC.     COMPANY          INC.
                                                      COMMON         COMMON         COMMON      CLEARING
                                                      STOCK          STOCK          STOCK       ACCOUNT       TOTAL
                                                   ------------   ------------   ------------   --------   ------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock....................  $53,301,391    $        --     $       --    $     --   $114,659,139
    El Paso Natural Gas Company common stock.....           --     12,370,862             --          --     12,370,862
    Newport News Shipbuilding Inc. common
      stock......................................           --             --      9,793,554          --      9,793,554
                                                   -----------    -----------     ----------    --------   ------------
                                                    53,301,391     12,370,862      9,793,554          --    136,823,555
   Collective trust funds --
    BZW Barclays Equity Index Fund...............           --             --             --          --     44,326,926
    BZW Barclays U.S. Debt Market Index Fund.....           --             --             --          --      6,277,275
                                                   -----------    -----------     ----------    --------   ------------
                                                            --             --             --          --     50,604,201
   Registered investment companies --
    Fidelity Growth Company Fund.................           --             --             --          --     51,842,749
    INVESCO Value Trust Total Return Fund........           --             --             --          --     12,086,577
    Putnam New Opportunities Fund................           --             --             --          --     23,249,618
    Templeton Foreign Fund.......................           --             --             --          --      8,060,909
                                                   -----------    -----------     ----------    --------   ------------
                                                            --             --             --          --     95,239,853
   U.S. Treasury note............................           --             --             --          --      6,010,320
   BASIC Agreement on U.S. Treasury note.........           --             --             --          --         (8,557)
   Nations Cash Reserves.........................    1,816,885        233,873        190,601     426,420     96,295,832
   Guaranteed investment contracts...............           --             --             --          --        221,242
   Participant loans receivable..................           --             --             --          --      9,098,108
                                                   -----------    -----------     ----------    --------   ------------
      Total investments..........................   55,118,276     12,604,735      9,984,155     426,420    394,284,554
                                                   -----------    -----------     ----------    --------   ------------
 Receivables --
   Employees' contributions......................           --             --             --          --        687,351
   Employers' contributions......................      599,077             --             --          --        599,077
   Accrued interest and dividends................       10,248         69,871            776       4,161        701,953
                                                   -----------    -----------     ----------    --------   ------------
      Total receivables..........................      609,325         69,871            776       4,161      1,988,381
 Cash............................................           --             --             --          --             59
OPTION TRANSFERS RECEIVABLE (PAYABLE)............       19,895        (74,138)        (4,632)     36,819             --
                                                   -----------    -----------     ----------    --------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS...........  $55,747,496    $12,600,468     $9,980,299    $467,400   $396,272,994
                                                   ===========    ===========     ==========    ========   ============

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                              TENNECO THRIFT PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                            AS OF DECEMBER 31, 1998

                                                                PARTICIPANT-DIRECTED INVESTMENTS
                                     ---------------------------------------------------------------------------------------

                                                        BZW        BZW BARCLAYS    FIDELITY       INVESCO         PUTNAM
                                     TENNECO INC.     BARCLAYS      U.S. DEBT       GROWTH      VALUE TRUST         NEW
                                        COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN   OPPORTUNITIES
                                        STOCK           FUND           FUND          FUND           FUND           FUND
                                     ------------   ------------   ------------   -----------   ------------   -------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year.......  $63,694,524    $44,427,871     $6,271,040    $52,013,360   $12,136,402     $23,308,116
                                     -----------    -----------     ----------    -----------   -----------     -----------
ADD:
 Dividends --
   Tenneco Inc. common stock.......    1,987,228             --             --             --            --              --
   Other corporate securities......           --             --             --             --            --              --
   Registered investment
    companies......................           --             --             --      4,139,883       786,569         950,538
 Interest..........................       90,052             --             --             --            --              --
                                     -----------    -----------     ----------    -----------   -----------     -----------
                                       2,077,280             --             --      4,139,883       786,569         950,538
 Net appreciation (depreciation) in
   fair value of investments.......   (8,032,624)    12,425,045        598,870      8,912,416     1,014,575       4,750,615
                                     -----------    -----------     ----------    -----------   -----------     -----------
      Net investment income
       (loss)......................   (5,955,344)    12,425,045        598,870     13,052,299     1,801,144       5,701,153
 Contributions --
   Employees.......................    3,475,349      3,539,521        634,721      4,905,941     1,328,314       3,439,304
   Employers.......................           --             --             --             --            --              --
   Rollovers.......................      150,841        562,222        113,290        544,474       147,062         324,066
                                     -----------    -----------     ----------    -----------   -----------     -----------
      Total contributions..........    3,626,190      4,101,743        748,011      5,450,415     1,475,376       3,763,370
 Repayment of loan interest........      107,083         42,405          5,641         56,721        14,860          36,295
 Transfers from other plans (Note
   8)..............................           --             --             --             --            --              --
                                     -----------    -----------     ----------    -----------   -----------     -----------
      Total additions..............   (2,222,071)    16,569,193      1,352,522     18,559,435     3,291,380       9,500,818
                                     -----------    -----------     ----------    -----------   -----------     -----------
DEDUCT:
 Withdrawals.......................    4,531,793      5,114,589        381,509      6,126,978     1,277,698       2,543,808
 Administrative expenses...........           --             --             --             --            --              --
                                     -----------    -----------     ----------    -----------   -----------     -----------
      Total deductions.............    4,531,793      5,114,589        381,509      6,126,978     1,277,698       2,543,808
OPTION TRANSFERS...................    4,643,683        145,199      1,882,996     (6,145,096)    1,510,189          52,259
                                     -----------    -----------     ----------    -----------   -----------     -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year.............  $61,584,343    $56,027,674     $9,125,049    $58,300,721   $15,660,273     $30,317,385
                                     ===========    ===========     ==========    ===========   ===========     ===========

                                        PARTICIPANT-DIRECTED INVESTMENTS
                                     ---------------------------------------

                                      TEMPLETON       MONEY
                                       FOREIGN       MARKET      PARTICIPANT
                                        FUND          FUND          LOANS
                                     -----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year.......  $ 8,049,952   $98,565,859   $9,010,207
                                     -----------   -----------   ----------
ADD:
 Dividends --
   Tenneco Inc. common stock.......           --            --           --
   Other corporate securities......           --            --           --
   Registered investment
    companies......................      724,043            --           --
 Interest..........................           --     4,865,491           --
                                     -----------   -----------   ----------
                                         724,043     4,865,491           --
 Net appreciation (depreciation) in
   fair value of investments.......   (1,129,913)      (51,116)          --
                                     -----------   -----------   ----------
      Net investment income
       (loss)......................     (405,870)    4,814,375           --
 Contributions --
   Employees.......................    1,029,008     3,922,553           --
   Employers.......................           --            --           --
   Rollovers.......................      102,247        55,084           --
                                     -----------   -----------   ----------
      Total contributions..........    1,131,255     3,977,637           --
 Repayment of loan interest........       10,955       138,379           --
 Transfers from other plans (Note
   8)..............................           --            --           --
                                     -----------   -----------   ----------
      Total additions..............      736,340     8,930,391           --
                                     -----------   -----------   ----------
DEDUCT:
 Withdrawals.......................      726,902    15,291,696      580,434
 Administrative expenses...........           --            --           --
                                     -----------   -----------   ----------
      Total deductions.............      726,902    15,291,696      580,434
OPTION TRANSFERS...................   (1,505,226)    1,857,337      476,552
                                     -----------   -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year.............  $ 6,554,164   $94,061,891   $8,906,325
                                     ===========   ===========   ==========

                                                     NONPARTICIPANT-DIRECTED INVESTMENTS
                                     --------------------------------------------------------------------
                                                                  NEWPORT NEWS
                                                      EL PASO     SHIPBUILDING
                                     TENNECO INC.     ENERGY          INC.
                                        COMMON        COMMON         COMMON       CLEARING      MERGER
                                        STOCK          STOCK         STOCK        ACCOUNT       ASSETS         TOTAL
                                     ------------   -----------   ------------   ----------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year.......  $55,747,496    $12,600,468   $ 9,980,299    $  467,400   $        --   $396,272,994
                                     -----------    -----------   -----------    ----------   -----------   ------------
ADD:
 Dividends --
   Tenneco Inc. common stock.......    1,863,058            --             --            --            --      3,850,286
   Other corporate securities......           --       260,414         57,705            --            --        318,119
   Registered investment
    companies......................           --            --             --            --            --      6,601,033
 Interest..........................       84,426         6,312          6,612        47,472            --      5,100,365
                                     -----------    -----------   -----------    ----------   -----------   ------------
                                       1,947,484       266,726         64,317        47,472            --     15,869,803
 Net appreciation (depreciation) in
   fair value of investments.......   (8,476,370)      565,724      2,622,802        35,376            --     13,235,400
                                     -----------    -----------   -----------    ----------   -----------   ------------
      Net investment income
       (loss)......................   (6,528,886)      832,450      2,687,119        82,848            --     29,105,203
 Contributions --
   Employees.......................           --            --             --            --            --     22,274,711
   Employers.......................   19,705,345            --             --            --            --     19,705,345
   Rollovers.......................           --            --             --            --            --      1,999,286
                                     -----------    -----------   -----------    ----------   -----------   ------------
      Total contributions..........   19,705,345            --             --            --            --     43,979,342
 Repayment of loan interest........      231,281            --             --            --            --        643,620
 Transfers from other plans (Note
   8)..............................           --            --             --            --    20,255,484     20,255,484
                                     -----------    -----------   -----------    ----------   -----------   ------------
      Total additions..............   13,407,740       832,450      2,687,119        82,848    20,255,484     93,983,649
                                     -----------    -----------   -----------    ----------   -----------   ------------
DEDUCT:
 Withdrawals.......................    5,000,853       995,022        808,749       (34,872)           --     43,345,159
 Administrative expenses...........           --            --             --       476,572            --        476,572
                                     -----------    -----------   -----------    ----------   -----------   ------------
      Total deductions.............    5,000,853       995,022        808,749       441,700            --     43,821,731
OPTION TRANSFERS...................   (1,969,552)   (1,151,151)      (995,437)    1,198,247            --             --
                                     -----------    -----------   -----------    ----------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year.............  $62,184,831    $11,286,745   $10,863,232    $1,306,795   $20,255,484   $446,434,912
                                     ===========    ===========   ===========    ==========   ===========   ============

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                              TENNECO THRIFT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998

                                                                         SHARES OR                     CURRENT
             IDENTITY OF ISSUE                DESCRIPTION OF ASSET       FACE VALUE       COST          VALUE
             -----------------                --------------------       ----------       ----         -------
  CORPORATE SECURITIES:
    Tenneco Inc.*........................  Tenneco Inc. common stock      3,519,104   $140,390,616   $119,871,236
    El Paso Energy Company...............  El Paso Energy common stock      319,497      6,455,816     11,122,649
    Newport News Shipbuilding Inc........  Newport News Shipbuilding
                                           Inc. common stock                318,586      4,564,457     10,652,879
                                                                                      ------------   ------------
                                             Total corporate
                                               securities                              151,410,889    141,646,764
                                                                                      ------------   ------------
  COLLECTIVE TRUST FUNDS:
    BZW Barclays Global Investors........  BZW Barclays Equity Index
                                           Fund                           1,667,349     34,804,594     56,027,686
    BZW Barclays Global Investors........  BZW Barclays U.S. Debt
                                           Market Index Fund                647,056      8,170,097      9,125,071
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Managed Income
                                           Portfolio (1998 average
                                           yield 5.93%)                   3,449,424      3,449,424      3,449,424
                                                                                      ------------   ------------
                                             Total collective trust
                                               funds                                    46,424,115     68,602,181
                                                                                      ------------   ------------
  REGISTERED INVESTMENT COMPANIES:
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Balanced Fund                53            750            864
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Growth & Income
                                           Fund                              25,808        986,743      1,183,046
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Growth Company
                                           Fund                           1,193,370     45,995,130     60,885,776
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Intermediate Bond
                                           Fund                               6,516         66,129         66,926
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity International
                                           Growth & Income Fund              42,347        806,836        885,470
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Magellan Fund            37,010      3,311,436      4,471,543
    Fidelity Investments Institutional
      Services Co. ......................  Fidelity Puritan Fund            128,752      2,284,955      2,584,054
    INVESCO Funds Group, Inc.............  INVESCO Value Trust Total
                                           Return Fund                      499,401     13,933,354     15,661,215
    Putnam Management Company............  Putnam New Opportunities
                                           Fund                             518,866     23,696,901     30,317,365
    Franklin Templeton...................  Templeton Foreign Fund           781,188      7,899,109      6,554,164
                                                                                      ------------   ------------
                                             Total registered
                                               investment companies                     98,981,343    122,610,423
                                                                                      ------------   ------------
  POOLED SEPARATE ACCOUNTS:
    Principal Life Insurance Company.....  Bond & Mortgage Account                5          2,576          2,575
    Principal Life Insurance Company.....  Bond Emphasis Balanced
                                           Account                           14,784        234,857        242,160
    Principal Life Insurance Company.....  International Stock Account        8,929        309,517        299,871
    Principal Life Insurance Company.....  Medium Company Blend
                                           Account                           23,755        820,885        780,583
    Principal Life Insurance Company.....  Medium Company Value
                                           Account                           24,169        889,538        895,159
    Principal Life Insurance Company.....  Money Market Account              20,715        747,882        765,892

-------------------------
* Indicated party in interest.

                                                                      SCHEDULE I
                                                                       CONTINUED

                              TENNECO THRIFT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998

                                                                         SHARES OR                     CURRENT
           IDENTITY OF ISSUE                 DESCRIPTION OF ASSET        FACE VALUE       COST          VALUE
           -----------------                 --------------------        ----------       ----         -------
POOLED SEPARATE ACCOUNTS (Continued):
  Principal Life Insurance Company.....  Real Estate Account                      9          2,574          2,594
  Principal Life Insurance Company.....  Small Company Blend Account         12,283        448,535        406,958
  Principal Life Insurance Company.....  Stock Emphasis Balanced
                                         Account                             13,866        263,658        272,403
  Principal Life Insurance Company.....  Stock Index 500 Account                715         27,554         31,778
  Principal Life Insurance Company.....  U.S. Stock Account                       7          2,816          3,104
                                                                                      ------------   ------------
                                           Total pooled separate
                                             accounts                                    3,750,392      3,703,077
                                                                                      ------------   ------------
GUARANTEED INVESTMENT CONTRACT:
  Principal Life Insurance Company.....  Guaranteed Interest Account
                                         (maturity December 31, 1999,
                                         interest 4.53%)                    687,003        687,003        687,003
                                                                                      ------------   ------------
                                           Total guaranteed investment
                                             contract                                      687,003        687,003
                                                                                      ------------   ------------
MONEY MARKET FUNDS:
  Bankers Trust Company*...............  Bankers Trust Pyramid
                                         Directed Account Cash Fund       4,473,267      4,473,267      4,473,267
  NationsBank of Texas, N.A.*..........  Nations Cash Reserves           93,101,850     93,101,850     93,101,850
                                                                                      ------------   ------------
                                           Total money market funds                     97,575,117     97,575,117
                                                                                      ------------   ------------
TENNECO INC. THRIFT PLAN*..............  Participant loans receivable
                                         (interest rates ranging from
                                         6% to 10%)                       9,715,389      9,715,389      9,715,389
                                                                                      ------------   ------------
                                           Total assets held for
                                             investment purposes                      $404,793,856   $444,539,954
                                                                                      ============   ============

-------------------------
* Indicated party in interest.

                                                                     SCHEDULE II

                              TENNECO THRIFT PLAN

         SCHEDULE OF REPORTABLE TRANSACTIONS -- SERIES OF TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                                      COSTS OF
                                                              IN-KIND                      COST OF       IN-KIND       ASSETS
     IDENTITY OF                               PURCHASE      EXCHANGES      SELLING         ASSETS      EXCHANGES    EXCHANGED
   PARTY INVOLVED          DESCRIPTION       PRICE(a)(c)       IN(c)      PRICE(b)(c)        SOLD         OUT(c)        OUT
   --------------          -----------       -----------     ---------    -----------      -------      ---------    ---------
Tenneco Inc..........  Tenneco Inc. common   $12,367,545    $19,402,005   $ 6,625,490    $  6,125,339   $3,418,872   $3,636,004
                       stock
Fidelity Investment
 Institutional
 Services Co. .......  Fidelity Growth        10,955,285            --     13,386,976      10,510,281          --           --
                       Company Fund
Bankers Trust
 Company.............  Bankers Trust         179,524,503            --    175,051,236     175,051,236          --           --
                       Pyramid Directed
                       Account Cash Fund
NationsBank of Texas,
 N.A. ...............  Nations Cash          109,342,551            --    112,536,533     112,536,533          --           --
                       Reserves


     IDENTITY OF           NET
   PARTY INVOLVED      GAIN (LOSS)
   --------------      -----------
Tenneco Inc..........  $  283,019
Fidelity Investment
 Institutional
 Services Co. .......   2,876,695
Bankers Trust
 Company.............          --
NationsBank of Texas,
 N.A. ...............          --

-------------------------
(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.

    NOTE: This schedule is a listing of series of transactions in the same security which exceed 5 percent of the market value of the Tenneco Thrift Plan assets held on January 1, 1998.

                                                                    SCHEDULE III

                              TENNECO THRIFT PLAN

           SCHEDULE OF REPORTABLE TRANSACTIONS -- SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                           CURRENT VALUE
                                                                                                            OF ASSET ON     NET
                                                                  PURCHASE       SELLING       COST OF      TRANSACTION     GAIN
IDENTITY OF PARTY INVOLVED              DESCRIPTION               PRICE(A)      PRICE(B)       ASSETS          DATE        (LOSS)
--------------------------              -----------               --------      --------       -------     -------------   ------
Bankers Trust Company.....  Bankers Trust Pyramid Directed
                            Account Cash Fund                    $87,889,285   $        --   $87,889,285    $87,889,285     $ --
Bankers Trust Company.....  Bankers Trust Pyramid Directed
                            Account Cash Fund                             --    86,859,711    86,859,711     86,859,711       --
NationsBank of Texas,
 N.A. ....................  Nations Cash Reserves                 87,000,000            --    87,000,000     87,000,000       --
NationsBank of Texas,
 N.A. ....................  Nations Cash Reserves                         --    87,357,089    87,357,089     87,357,089       --

-------------------------
(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

    NOTE: This schedule is a listing of single transactions which exceed 5 percent of the market value of the Tenneco Thrift Plan assets held on January 1, 1998.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO THRIFT PLAN

Date: June 28, 1999                                        By: /s/ DANA G. MEAD
                                               ---------------------------------------------
                                                               Dana G. Mead
                                                          Chairman of the Tenneco
                                                            Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

  23       --Consent of Independent Public Accountants